Exhibit 99.1

April 24, 2026

TO THE SHAREHOLDERS OF OKEANIS ECO TANKERS CORP.

Enclosed is the Notice of the 2026 Annual Meeting of Shareholders (the “Meeting”) of Okeanis Eco Tankers Corp. (the “Company”), which will be held at the Company’s office located at c/o OET Chartering Inc., Ethnarchou Makariou av. and 2 D. Falireos, 18547 Neo Faliro, Piraeus, Greece on May 29, 2026, at 11:00 a.m. local time, and related materials.

At the Meeting, the shareholders of the Company will consider and vote upon the following proposals:

1.	To elect eight directors to serve until the next annual meeting of shareholders and until their successors are elected and qualified (“Proposal One”); and

2.	To ratify the appointment of Deloitte Certified Public Accountants S.A. as independent auditors for the year ending December 31, 2026 (“Proposal Two”); and

3.	To transact any other business as may properly come before the Meeting or any adjournment or postponement thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person. If your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring proof of beneficial ownership as of the record date in order to attend the Meeting, and you must bring a legal proxy from your broker, bank or other nominee in order to vote.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Sincerely,

Aristidis Alafouzos
Chief Executive Officer

OKEANIS ECO TANKERS CORP.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 29, 2026

Notice is hereby given that the 2026 Annual Meeting of Shareholders (the “Meeting”) of Okeanis Eco Tankers Corp. (the “Company”) will be held on May 29, 2026, at 11:00 a.m. local time, at c/o OET Chartering Inc., Ethnarchou Makariou av. and 2 D. Falireos, 18547 Neo Faliro, Piraeus, Greece, for the following purposes, all of which are more completely set forth in the accompanying Proxy Statement.

This notice, together with the Company’s 2025 annual report that contains the Company’s audited consolidated financial statements for the year ended December 31, 2025 may be found free of charge on the Company’s website at www.okeanisecotankers.com. Any shareholder of the Company may receive a hard copy of these materials free of charge upon written request to the Company (please email our investor relations function at ir@okeanisecotankers.com).

At the Meeting, the following proposals will be considered and voted upon:

1.	To elect eight members of the Board of Directors of the Company to serve until the next annual meeting of shareholders and until their successors are elected and qualified (“Proposal One”);

2.	To ratify the appointment of Deloitte Certified Public Accountants S.A. as independent auditors for the year ending December 31, 2026 (“Proposal Two”); and

3.	To transact any other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Board of Directors of the Company recommends that you vote FOR each of Proposal One and Proposal Two.

The Board of Directors has fixed the close of business on April 21, 2026 (the “Record Date”) as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment or postponement thereof.

To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least one-third of the voting power of the shares issued and outstanding and entitled to vote at the Meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present.

Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present.

You are cordially invited to attend the Meeting in person. If you attend the Meeting in person, you will be asked to present photo identification, such as a driver’s license. If you hold your shares through an account with a brokerage firm, bank or other nominee, you will also be asked to present appropriate proof of ownership as of the Record Date to be admitted to the meeting. A brokerage statement or a letter from your bank or broker are examples of proof of ownership so long as they indicate you were the owner of Company shares on the Record Date.

If you attend the Meeting and do not hold your shares through an account with a brokerage firm, bank or other nominee, you may revoke your proxy and vote in person. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares and revoke your vote, if necessary. If you want to vote your shares held in street name in person at the meeting, you must bring with you a written proxy in your name from the broker, bank or other nominee that holds your shares. Holders of common shares should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

The giving of a proxy does not preclude the right to vote in person should any shareholder giving the proxy so desire and such shareholder duly revokes the proxy. Shareholders have an unconditional right to revoke their proxy at any time prior to the exercise thereof, either in person at the Meeting or by filing at our headquarters a written notice of revocation or a duly executed proxy bearing a later date; no such revocation will be effective, however, until written notice of the revocation or a duly executed proxy bearing a later date is received by us at or prior to the Meeting. If you hold shares in street name, through a brokerage firm, bank or other nominee, and have voted by proxy, please contact your brokerage firm, bank or other nominee if you wish to change your vote.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Dated: April 24, 2026

By Order of the Board of Directors

Dimitra Kontogogou
Secretary

OKEANIS ECO TANKERS CORP.

PROXY STATEMENT
FOR

ANNUAL MEETING OF SHAREHOLDERS
MAY 29, 2026

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Okeanis Eco Tankers Corp., a Marshall Islands corporation (the “Company” or “our”), for use at the Annual Meeting of Shareholders to be held on May 29, 2026 at c/o OET Chartering Inc., Ethnarchou Makariou av. and 2 D. Falireos, 18547 Neo Faliro, Piraeus, Greece, at 11:00 a.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about April 24, 2026.

These materials together with the Company’s 2025 annual report (the “2025 Annual Report”) that contains the Company’s audited consolidated financial statements for the year ended December 31, 2025 may be found on the Company’s website at www.okeanisecotankers.com. Any shareholder of the Company may receive a hard copy of the 2025 Annual Report free of charge upon written request to the Company (please email our investor relations function at ir@okeanisecotankers.com).

VOTING RIGHTS AND OUTSTANDING SHARES

As of April 21, 2026 (the “Record Date”), which is the record date for the Meeting, the Company had 39,044,655 common shares issued and outstanding (not including any treasury shares, which are not deemed outstanding for purposes of Marshall Islands law). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each common share then held. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least one-third of the voting power of the shares issued and outstanding and entitled to vote at the Meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present. The shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Company's common shares are the only class of voting shares issued and outstanding. The common shares are listed on the Oslo Børs under the symbol “OET” and on the New York Stock Exchange (the “NYSE”) under the symbol “ECO”.

REVOCABILITY OF PROXIES

A shareholder of record giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If you hold shares in street name, through a brokerage firm, bank or other nominee, please contact the brokerage firm, bank or other nominee to revoke your proxy.

APPROVAL OF PROPOSALS

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. The affirmative vote of the majority of the votes present or represented by proxy and entitled to vote at the Meeting is required for Proposal Two, provided that a quorum is present.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail or personal contact.

EFFECT OF ABSTENTIONS

An “abstention” occurs when a shareholder sends in a proxy with explicit instructions to decline to vote on a particular matter. Abstentions are counted as present for the purposes of determining a quorum. Abstentions will have no effect on the outcome of Proposal One or Proposal Two.

Important Notice Regarding the Availability of Proxy Materials
for the Shareholder Meeting to Be Held on May 29, 2026

The Notice of Annual Meeting of Shareholders and Proxy Statement are available free of charge at www.okeanisecotankers.com/shareholders-meetings/.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company’s Board currently has eight seats and consists of eight directors, Messrs. Ioannis Alafouzos (Chairman), Robert Knapp, Daniel Gold, Joshua Nemser, Charlotte Stratos, Francis Dunne, Petros Siakotos Konstantinidis and Dimitrios Papalexopoulos. As provided in the Company’s Second Amended and Restated Articles of Incorporation (as amended, the “Articles of Incorporation”), the directors of the Company shall be elected by a plurality of the votes cast at the annual meeting of shareholders by the holders of shares entitled to vote in the election; each director shall be elected to serve until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office.

The Board believes that it functions effectively as a collegiate body, with every member offering his/her unique experience and expertise. The Board also believes that its composition has demonstrated that the Board can operate independently of any special interests and can properly serve the Company’s interests. All eight seats comprising the Board are up for election. On this basis, it is proposed that the shareholders re-elect all eight of the members of the current Board for another term of one year and until each of their respective successors shall have been duly elected and qualified.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company’s Board

Information concerning the nominees for directors of the Company is set forth below:

Name	Age	Current Position
Ioannis Alafouzos	68	Chairman and Director
Robert Knapp	59	Director
Daniel Gold	58	Director
Joshua Nemser	41	Director
Charlotte Stratos	71	Director
Francis Dunne	70	Director
Petros Siakotos Konstantinidis	61	Director
Dimitrios Papalexopoulos	43	Director

Biographical information with respect to each of the Company’s nominees is set forth below.

Ioannis Alafouzos has served as the Company’s Chairman and as a member of its Board of Directors since the Company’s inception. Mr. Alafouzos previously served as the Company’s Chief Executive Officer from its inception until December 2022. Mr. Alafouzos began his career in shipping in 1981 and has over 40 years of experience in all facets of the industry. Mr. Alafouzos founded Kyklades Maritime Corporation’s tanker arm and has been the key strategist for the company’s cyclical asset plays. Mr. Alafouzos holds an MA from Oxford University in History of Economics. He was a member of the ABS Technical Committee from 2005-2009, a board member of Ionian and Popular Bank in the 1990’s, and a board member of the Hellenic Chamber of Shipping in the 1980’s. Mr. Alafouzos also holds other interests outside of shipping, including in media and professional sports. Ioannis Alafouzos is the father of the Company’s Chief Executive Officer, Aristidis Alafouzos.

Robert Knapp was initially a director since the Company’s inception, resigned in October 2025 and was reappointed in February 2026. He is the CIO of Ironsides Partners, an investment manager based in Boston, which he founded in 2007. Mr. Knapp serves as a director of several investment companies, including Barings BDC, which is listed on the NYSE, DP Aircraft Ltd, which is listed on the London Stock Exchange, the African Opportunity Fund Ltd, Pacific Alliance Asian Opportunity Fund, Pacific Alliance Capital Structure Opportunity Fund and Pacific Alliance Group Asset Management based in Hong Kong. Mr. Knapp previously served as a director of MPC Container Ships AS at the time of its founding. He is a graduate of Princeton University and Oxford University.

Daniel Gold has been a director since the Company’s inception. Mr. Gold is the founder and CEO of QVT Financial LP (“QVT”), an asset management company with offices in New York and New Delhi. QVT, through its managed and affiliated multi-strategy funds, is an experienced global investor in multiple industries, including biotech, financial, and the shipping and offshore industries. Mr. Gold holds an A.B. in Physics from Harvard College. Mr. Gold also currently serves on the board of public companies Roivant Sciences Ltd. and Awilco Drilling PLC, in addition to various private companies.

Joshua Nemser was initially a director since the Company’s inception, resigned in October 2025 and was reappointed in February 2026. He is the founder and chief investment officer of Nine Left Capital LP, an asset management firm. Prior to April 2024, he was a senior portfolio manager at VR Capital Group, where he oversaw the portfolio and members of the firm’s NA+ team. Before joining VR, Mr. Nemser was an investment banking associate at Moelis & Company, where he advised on a range of mergers, acquisitions, recapitalizations, and restructurings. Prior to Moelis, he was an attorney in the Business Finance & Restructuring department of Weil, Gotshal & Manges. Prior to Weil, he served as a vice president and chief pilot of a federally certificated air carrier. Mr. Nemser holds a J.D. from the New York University School of Law, where he graduated magna cum laude, and a B.S. in business administration from the University of Southern California. He is a licensed airline transport pilot with over 2,000 flight hours.

Charlotte Stratos has been a director since the Company’s inception. She has served as a Senior Advisor to Morgan Stanley’s Investment Banking Division Global Transportation Group from 2008 to 2020. From 1987 to 2007, Ms. Stratos was Managing Director and head of Global Greek Shipping for Calyon Corporate and Investment Bank of the Credit Agricole Group. Ms. Stratos served in various roles with Bankers Trust Company as Vice President of Greek shipping finance from 1976 to 1987. She currently serves as an independent director and audit committee member of Costamare Inc., a containership company listed on the NYSE. Previously, she held the position of independent director for Hellenic Carriers Limited, a shipping company listed on London’s AIM between 2007 to 2016 and as a board member of Emporiki Bank from 2006 to 2008.

Francis “Frank” Dunne has been a director of the Company since May 2024. He has more than 40 years’ legal experience in maritime law and transactions involving major international shipping finance lenders, joint ventures, charter structures, new building contracts, ship and corporate acquisitions, and commercial shipping transactions for major international shipowners. Mr. Dunne was a Partner of Watson Farley & Williams LLP from March 1984 to April 2021 and served as its Chairman from 2006 to 2018 and as its Senior Advisor from October 2021 to November 2022. He established Watson Farley & Williams’ presence in Greece and remains a prominent figure in Greek shipping and finance circles, acting as a senior advisor to various maritime and related entities since 2021. Mr. Dunne was a senior non-executive director of Taylor Maritime Investments Limited, a UK listed investment trust company from September 2022 to September 2024, and served as its Interim Chair for six months in 2023. Mr. Dunne is also currently a director of Adaptogen Capital Management Limited, which manages a UK fund established for the development and operation of large battery storage facilities. He is a qualified English solicitor and holds an MA in history and law from Downing College Cambridge University.

Petros Siakotos Konstantinidis has been a director of the Company since December 2021. He has spent most of his career in international banking, successively with Salomon Brothers, HSBC, Credit Suisse and as Managing Director at UBS Russia. He has advised the Greek and Russian governments in key privatizations and has helped corporate clients with numerous equity and debt raising and strategic transactions. He then served as Senior Advisor to EBRD for the Greek market until 2018. For more than 20 years, until late 2023, he served as a director and chief financial officer at NUR MINOS, a company developing renewable energy generation projects and he was involved in several energy efficiency initiatives. Mr. Siakotos Konstantinidis is also a director in Inspiration Holdings Limited, a private investment company, and in Res Capital S.A., a private equity firm. Mr. Siakotos Konstantinidis has a BA from Yale University and an MBA from the Anderson School of Management at UCLA.

Dimitrios Papalexopoulos is a business executive with experience in management, business development, operations and commercial marketing across media, publishing, technology and fast-moving consumer goods. He is currently and has been since 2022 the Managing Director of Kathimerines Ekdoseis, a media and publishing company, and publisher of prominent Greek newspaper Kathimerini. He was previously its Chief Business Officer from 2019 to 2021. Prior to joining Kathimerines Ekdoseis, Mr. Papalexopoulos held senior positions in business development, sales, and brand management in Google between 2011 and 2018 and in Procter & Gamble between 2007 and 2010. He holds a B.A. in International and European Economic Studies from the Athens University of Economics and Business, a B.Sc. in Business Administration from the American College of Greece, an M.Sc. in International Employment Relations and HR Management from the London School of Economics and Political Science (LSE), and an MBA from the Massachusetts Institute of Technology (MIT) under the Sloan Fellows Program. Mr. Papalexopoulos has been a member of the Governing Council of the Athens University of Economics and Business since 2023.

Aristidis Alafouzos, the Company’s Chief Executive Officer, is the son of the Company’s Chairman, Ioannis Alafouzos. Other than the aforementioned, there are no other family relationships between any of the Company’s directors or senior management.

Audit Committee. The Company’s audit committee consists of Charlotte Stratos (Chairperson), Petros Siakotos Konstantinidis and Frank Dunne, each of whom is an independent director. The Board has determined that the members of the audit committee meet the applicable independence requirements of the U.S. Securities and Exchange Commission (the “SEC”), the NYSE and the Oslo Stock Exchange (“OSE”). Ms. Stratos is also the Company’s audit committee financial expert.

The audit committee has powers and performs the functions customarily performed by such a committee (including those required of such a committee by the NYSE and the SEC, as well as the OSE). The audit committee is responsible for (a) assisting in the Board’s supervision of the Company’s financial reporting process, (b) monitoring the systems for internal control and risk management, (c) maintaining continuous contact with the Company’s auditor, an independent registered public accounting firm, regarding the audit of the annual accounts and (d) reviewing and monitoring the independence of the Company’s auditor, including in particular the extent to which the auditing services provided by the auditor or the audit firm represent a threat to the independence of the auditor.

Remuneration Committee. The Company’s remuneration committee consists of Charlotte Stratos (Chairperson), Robert Knapp and Frank Dunne, each of whom is an independent director. The remuneration committee determines, reviews and approves or recommends the approval of the salaries and other remuneration for the Company’s executive officers and directors and reviews other matters relating to remuneration and other material employment issues relating to the Company’s executive officers and directors, including insurance matters and oversees the administration of the Company’s compensation plans.

Nominating/Corporate Governance Committee. The Company’s nominating/corporate governance committee consists of Petros Siakotos Konstantinidis (Chairperson), Charlotte Stratos and Frank Dunne. The nominating/corporate governance committee (a) identifies individuals qualified to become Board members and selects or recommends to the Board for selection candidates for directorships to be filled by the Board or by shareholders; (b) makes recommendations to the Board concerning committee appointments; (c) reviews and makes recommendations for executive management appointments; (d) develops, recommends to the Board and annually reviews a set of corporate governance guidelines for the Company; (e) oversees the Company’s compliance with the Foreign Corrupt Practices Act and (f) oversees and coordinates the annual evaluation of the Board and its chairperson, the Board committees and management.

In general, under the NYSE corporate governance standards, foreign private issuers, as defined under the U.S. Securities Exchange Act of 1934, as amended, are permitted to follow home country corporate governance practices instead of the corporate governance practices of the NYSE. Accordingly, the Company intends to follow certain corporate governance practices of its home country, the Republic of the Marshall Islands, in lieu of certain of the corporate governance requirements of the NYSE. Details of these exemptions are included in the Company’s SEC filings.

Assuming all nominees for directors of the Company are elected, the Board will consist of eight directors, of whom Robert Knapp, Daniel Gold, Joshua Nemser, Charlotte Stratos, Francis Dunne and Petros Siakotos Konstantinidis are deemed independent.

Required Vote. Adoption of Proposal One, and the election of each director, requires the affirmative vote of a plurality of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present.

Abstentions. Abstentions will have no effect on the outcome of Proposal One.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF EACH OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY THE COMPANY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board is submitting for ratification at the Meeting the selection of Deloitte Certified Public Accountants S.A., as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

Deloitte Certified Public Accountants S.A. has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has it had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent registered public accounting firm.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote. The affirmative vote of the majority of the votes present or represented by proxy and entitled to vote at the Meeting is required for Proposal Two, provided that a quorum is present.

Abstentions. Abstentions will have no effect on the outcome of Proposal Two.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE CERTIFIED PUBLIC ACCOUNTANTS S.A. AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY THE COMPANY WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

ELECTRONIC DELIVERY

Shareholders can access documents related to the Meeting, including the Company’s latest annual report, at: www.okeanisecotankers.com/reports/.

For shareholders of the Company who hold their shares through a bank or brokerage account, instead of receiving future copies of these documents by mail, shareholders of the Company can elect to receive an e-mail that will provide electronic links to the proxy materials. Opting to receive your proxy materials online will save the Company the cost of producing and mailing documents to your home or business, and will also give you an electronic link to the proxy voting site.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files annual reports and other information with the SEC. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Further information is available at the Company’s website located at http://www.okeanisecotankers.com. The Company’s annual reports (including the Company’s Annual Report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2025), Reports on Form 6-K and other filings with the SEC are available, free of charge, through its website, as soon as reasonably practicable after those reports or filings are electronically filed with or furnished to the SEC. Information on or accessed through the Company’s or the SEC’s website is not incorporated by reference in this Proxy Statement and does not constitute a part of this Proxy Statement.

OTHER MATTERS

The Board is not aware of any other business that will be presented at the Meeting. If any other business is properly brought forth before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxies. In the event a shareholder specifies a different choice by means of the shareholder’s proxy, the shareholder’s shares will be voted in accordance with the specification so made.

Dated: April 24, 2026

 By Order of the Board of Directors

Dimitra Kontogogou
Secretary